EXHIBIT 3.1.3

CERTIFICATE OF AMENDMENT
TO
ADVANCED PHOTONIX, INC.
CERTIFICATE OF INCORPORATION

     I, Richard D. Kurtz, President and Chief Executive Officer of Advanced Photonix, Inc., a Delaware corporation, do hereby certify that:

     FIRST: The name of the corporation is Advanced Photonix, Inc. The date of filing of its Certificate of Incorporation in the State of Delaware was June 22, 1988.

     SECOND: Whereas the Class B Common Stock has been converted into Class A Common Stock in accordance with the provisions of the Certificate of Incorporation and the board of directors and the stockholders of the corporation have approved an increase in the authorized capital of the corporation as set forth in this amendment, the first paragraph of Article FOURTH of the corporation’s Certificate of Incorporation is hereby amended to read in its entirety as follows:

FOURTH: The total number of shares that the corporation shall have authority to issue is 110,000,000, consisting of 100,000,000 shares of Class A Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share (“Preferred Stock”) of which 780,000 shares shall be designated as Class A Convertible Preferred Stock, par value $.001 per share (“Class A Preferred Stock”).

     THIRD: This amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

     FOURTH: This amendment shall become effective on the date of filing.

     In Witness Whereof, I have signed this Certificate the 22nd day of August, 2008.

/s/ Richard D. Kurtz
Richard D. Kurtz
President and Chief Executive Officer

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